Mail Stop 3561
	June 30, 2005


Mark S. Robinow
Chief Financial Officer
Kona Grill, Inc.
7150 East Camelback Road, Suite 220
Scottsdale, Arizona 85251

          Re:	Kona Grill, Inc.
	Registration Statement on Form S-1
	Filed June 3, 2005
	File No. 333-125506

Dear Mr. Robinow:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page
1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range. Please note that we may have additional comments once you have provided this disclosure.

Inside Front Cover Page
2. Provide us in a timely manner copies of any artwork that you intend to use. Please be advised that we may have comments on these materials and you should consider waiting for our comments before printing and circulating any artwork.
Prospectus Summary, page 1
3. The summary is intended to provide a brief overview of the key aspects of the offering. Please remove the "Our Competitive Strengths" and "Our Growth Strategy" sections from the summary since they also appear in the "Business" section in a lengthier format. The summary is only intended to provide a brief snapshot of the offering. See Instruction to Item 503(a) of Regulation S-K.
4. Please revise the summary to provide a balanced overview of your
business.  In this regard, you should include net income/loss amounts
in addition to the sales amounts that you have provided. We also note that you characterize various aspects of your business as "innovative," "superior," "upscale," "unique," "high-quality," "enticing," "exceptional," and "eye-catching." Please revise to provide a more balanced presentation of your business.
5. Please provide support for the qualitative and comparative statements contained in the summary and throughout your prospectus.
For example, we note the statement that "...the average unit volume
of our four restaurants open the entire year was $5.5 million, which
we believe is among the highest for publicly traded chain
restaurants
in the casual dining industry."   We also note the following
examples
appearing in the "Business" section of your prospectus:

* The National Restaurant Association forecasts that restaurant industry sales will continue to experience growth, reaching $476 billion in 2005, which would mark the 14th consecutive year of sales growth for the industry and a 4.9% increase over 2004 sales. - pages
36-37

* Technomic, Inc ... forecasts sales at U.S. full-service restaurants to grow at a compounded annual growth of 5.7% from 2004-2008, compared to forecasted compounded annual growth of 4.8% for the total
U.S. restaurant industry for the same period. - page 37

* Within the consumer food industry, studies show that over the past
50 years there has been a steady shift away from the consumption of
"food-at-home" towards the purchase of "food-away-from-home." -
page
37

* We believe that there are significant opportunities to grow our sales, and we believe our concept can support at least 200 restaurants in the United States. - page 38
Please provide support for these examples and similar statements that appear throughout your prospectus. Please mark your support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Tell us whether the information you cite from these reports is publicly available. If not, you should obtain appropriate consent to cite these reports in your filing.

Risk Factors, page 7
6. Please revise your risk factor subheadings to concisely state the specific material risk each risk factor presents to your company or investors and the consequences should that risk factor occur. Avoid simply referring to a fact about your company or a future event in your subheadings. Stating that the risk may "adversely affect" your business does not adequately address the potential consequences. For example, the following risk factor subheadings should be revised accordingly:
* Our limited number of restaurants, the significant expense associated with opening new restaurants..., page 7.
* Our expansion into new markets may present increased risks..., page
8.
* Failure to protect our trademarks, service marks, or trade secrets..., page 9.
* Our senior management team has a limited history of working together..., page 10.
7. Some of your risk factors appear generic because the information could apply to many companies in your industry or even in other industries. Please revise to specifically indicate how the stated risk applies to your company, or delete these risk factors:
* Litigation could have a material adverse effect on our business, page 9.
* Our ability to raise capital in the future may be limited..., page
10.
* Labor shortages or increases in labor costs could slow our growth..., page 11.
* Our success depends on our ability to compete effectively..., page
12.
* The market price for our common stock may be volatile..., page
12.
* We will have broad discretion over the use of proceeds from this offering..., page 13.
* We do not expect to pay any dividends for the foreseeable future..., page 15.
If we do not successfully expand our restaurant operations..., page 8
8. As currently drafted, the disclosure in this risk factor is too vague and appears to include multiple risks. Please revise to concisely state the material risk to you and investors. The additional risks addressed in this risk factor should be included under separate subheadings, if considered material.
Use of Proceeds, page 17
9. You indicate that you will retain broad discretion in the allocation of the net proceeds from this offering. Please be advised that you may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use are indicated. See Instruction 7 to Item 504 of Regulation S-K. Please revise as appropriate.

Capitalization, page 18
10. Please revise your disclosure to explain the factors responsible for the $309,000 change between your actual accumulated deficit balance at March 31, 2005 and the Pro Forma balance. If this relates to the write-off of the unamortized discount associated with the convertible subordinated promissory note in connection with its conversion into Series B convertible preferred shares which will then be converted in common shares, revise to disclose the amount of the charge that will be recognized in connection with the conversion. Management`s Discussion and Analysis, page 23
11. Please discuss in greater detail any known trends or uncertainties in the economy and industry in which you conduct business that are reasonably likely to have a material effect on your financial condition or results of operations. For example, we note that same store sales growth has declined for the three months ended
March 31, 2005 compared to the prior period. Please discuss the reasons for the decline in sales growth. Please see SEC Release No.
33-8350.


Results of Operations, page 27

Quarter Ended March 31, 2005 Compared with Quarter Ended March 31,
2004
12. When attributing increases or decreases in revenue or expense line items to multiple factors contributing to material changes over the reported periods, quantify the amount of the increase or decrease attributed to each factor. For example, we note the increase in general and administrative expenses was the result of "the addition of executive management, corporate personnel, and infrastructure to support our growth strategy and preparation to meet the reporting and compliance requirements of a public company." Revise elsewhere as appropriate. For further guidance, please refer to Item 303(a)(3) of
Regulation S-K and the Commission`s Interpretative Releases on Management`s Discussion and Analysis, Release 33-8350 dated December
29, 2003.

Potential Fluctuations in Quarterly Results and Seasonality, page
30
13. We note the penultimate sentence under this caption indicates that your operating results may fall below the expectations of securities analysts and investors. Please delete the reference to securities analysts, as it is unclear whether securities analysts will cover your securities.

Quarterly Results of Operations, page 31
14. Please revise your table to include the per share data for income
from continuing operations and net income. Also, disclose the nature
and amounts of any unusual or material items that impacted your
quarterly results of operations for the periods presented.   Refer
to
the requirements of Item 302(a) of Regulation S-K.

Business, page 36

Competitive Strengths, page 37
15. We note disclosure in the last bullet point appearing on page
38
indicating your senior management has "more than 50 years of collective restaurant industry experience." Please revise to provide the average years of industry experience rather than the collective number of years of experience.
Food Preparation, Quality Control, and Purchasing, page 42
16. Please file formalized agreements with your principal suppliers as material contracts. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Expansion Strategy and Site Selection, page 43
17. We note you hired a real estate professional to serve as your director of real estate to focus on site selection and future development. It appears that this individual should be identified in the Management section of the prospectus as required by Item 401(c)
of Regulation S-K.  Please advise or revise accordingly.
Competition, page 46
18. Please explain in greater detail how you compete on the basis of taste, quality, price of the food products offered, quality and speed of guest service, brand name identification, attractiveness of facilities, restaurant location, and overall dining experience. See
Item 101(c)(1)(x) of Regulation S-K. Please also identify your primary competitors in the industry.

Trademarks, page 46
19. Please identify the "other proprietary rights" to which you refer.

Management, page 48
20. Please provide five years of business experience disclosure for
C. Donald Dempsey.  See Item 401(e) of Regulation S-K.

Executive Compensation, page 51
21. We note the disclosure indicating that your former chief executive officer served through March 2004, for which he received no cash compensation. Note that we would expect your financial statements to reflect reasonable compensation levels in relation to the nature and extent of the related services provided. To the extent that the fair value of services provided exceeds the amount of compensation paid to the chief executive officer, please revise your financial statements to reflect the fair value of the services as a capital contribution.
22. Please provide the full name of "Chandler."

Certain Relationships and Related Party Transactions, page 64 Series A Preferred Financing, page 64
23. Please file as a material exhibit the stockholders agreement related to the Series A Preferred financing. See Item 601 of Regulation S-K.
Convertible Subordinated Promissory Note Financing, page 65
24. Please identify the entity controlled by directors Marcus Jundt and Richard J. Hauser.

Security Ownership of Certain Beneficial Owners and Management,
page
66
25. Please identify the control person(s) of Kona KC Investment
LLC.

Preferred Stock, page 68
26. Please reconcile the disclosure in this section indicating that you do not have any preferred stock outstanding with the disclosure on page 64 describing the issuance of Series A preferred stock.
Please revise.

Lock-Up Agreements, page 72
27. In the second paragraph under this caption, please explain in more detail the conditions that would cause the disposition of the securities under the lock-up agreements. For example, describe the
"market conditions" that would cause the release of shares.

Underwriting, page 77
28. We note your disclosure that if all the shares are not sold at the initial offering price, the representative may change the offering price and other selling terms. Please explain how any change in the offering price and/or other selling terms would be reflected in the prospectus. For example, disclose whether a post-
effective amendment would be filed and declared effective prior to any offers or sales being made at different prices or with different selling terms.  We may have additional comment after reviewing your
response.
29. We note that you have reserved for sale at the initial public offering price up to 5% of the shares of common stock to be offered to directors, officers, employees, business associates, and
related
persons.  Please tell us the mechanics of how and when these shares
will be offered and sold to persons in your directed share
program.
For example, please explain how you will determine the prospective recipients of reserved shares, particularly those you refer to as "business associates, and related persons." Tell us when and how they will indicate their interest in purchasing shares. Also, please tell us how and when you and the underwriters will contact the directed share investors, including the type(s) of communication you will use. Further explain when the shares and money will be exchanged and when the purchasers become committed to purchase their shares. Please provide a copy of all written material used in connection with the directed share program and analyze how that material is consistent with Rule 134. We may have further comment upon receipt of your response.
30. Please identify any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us. If you become aware of any additional members of the underwriting syndicate that may engage
in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing.
Also, in your discussion of your procedures, tell us how your
procedures ensure    that the distribution complies with Section 5
of
the Securities Act.  In particular:

* the communications used;
* the availability of the preliminary prospectus;
* the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and
* the funding of an account and payment of the purchase price.
In addition, please tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Also provide us with all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into these arrangements, promptly supplement your response.

Consolidated Balance Sheets, page F-3
31. We note from the disclosures provided in your Capitalization disclosures on page 18 and elsewhere in the registration statement that your capitalization and outstanding common shares will change significantly prior to the planned offering due to the conversion of your Series A Convertible preferred stock and convertible debt into common shares in connection with the offering, and due to a reverse stock split that you plan to complete prior to the offering.
Given
these significant changes in capitalization and outstanding shares, please revise to include a pro forma balance sheet alongside your historical balance sheet giving effect to these changes in capitalization that will occur in connection with the offering. Also, revise to disclose pro forma earnings per share for the latest fiscal year and any subsequent interim period presented giving effect to these changes in capitalization. Your Summary Consolidated Financial
Data on page 5 and your Selected Consolidated Financial Data on page
21 should also be revised to include disclosure of your pro forma earnings per share for the latest fiscal year and subsequent interim period presented.

Consolidated Statement of Operations, page F-4
32. Please revise your historical earnings per share computations for all periods presented to give retroactive effect to the reverse stock split that you intend to effect immediately prior to the closing of this offering as discussed on page 4 of the registration statement.
Refer to the requirements of paragraph 54 of SFAS No. 128 and SAB
Topic 4:C.
33. Based on your current income statement presentation and your discussion in Management`s Discussion and Analysis, it appears that restaurant operating costs exclude depreciation and amortization. Please revise your presentation to comply with the guidance outlined in SAB Topic 11:B.

Consolidated Statements of Stockholders` Equity, page F-5
34. We note from your consolidated statement of stockholders` equity that during 2003 you issued common stock in connection with the purchase of restaurant assets. In this regard, tell us and revise the notes to your financial statements to explain how you valued this common stock.

Consolidated Statements of Cash Flows
35. We note that you have presented "changes in accounts payable related to property and equipment additions" as a cash flow from investing activities in your consolidated statements of cash flows.
As this appears to be a non-cash transaction, please revise to exclude this item from your cash flows from investing activities. Refer to the guidance in paragraph 32 of SFAS No.95.

Note 2. Summary of Significant Accounting Policies

Cash and Cash Equivalents, page F-7
36. We note from your disclosure that you include amounts due from credit card processors in cash and cash equivalents. Please explain how your "due from credit card processors" meet the definition of cash and cash equivalents as set forth in paragraph 8 of SFAS No.95 or revise accordingly.

Property and Equipment
37. Revise your accounting policy disclosures to explain in further detail the methods and significant assumptions that you use to evaluate long-lived assets for potential impairments. Your revised disclosure should explain how your long-lived assets are grouped for purposes of performing your impairment analysis in accordance with SFAS No.144.

Deferred Rent, page F-8
38. We note from your disclosure and Management`s Discussion and Analysis that rent expense incurred from the date of possession through the completion of construction is capitalized and included in property and equipment and amortized over the initial life of the lease. In this regard, please explain to us the facts and circumstance that you consider in concluding that this rent expense should be capitalized. If part of your rational is due to the fact that you are involved in the construction, please fully and clearly explain to us the nature of your involvement and your accounting treatment associated with the construction of a build-to-suit real estate project that is to be leased to you when completed. We may have further comment upon receipt of your response.
39. We note from your disclosure that "contingent rent payments, to the extent they exceed minimum payments, are accrued over the periods in which the liability is incurred." Please confirm and revise your note and Management Discussion and Analysis on page 26 to disclose that you recognize rent expense associated with these contingent rent payments prior to the achievement of the specified target that triggers the contingent rental expense, provided that achievement of that target is considered probable. See paragraph 17 of EITF 98-9 for guidance.

Stock Based Compensation, page F-9
40. We note from your disclosure that you have reported stock-based employee compensation cost, net of related tax effects for the years ended December 31, 2002 and 2004, but did not record an amount for the period December 31, 2003. Please explain why or revise accordingly. Also, we note from the disclosures on page F-9 that your method for determining the fair value of stock-based compensation was based on the "minimum value" method since it did not take into account the expected volatility of your common shares. As outlined in paragraphs 19 and 20 of SFAS No.123, the use of the minimum value method is appropriate for use by you only in periods prior to the filing of your Form S-1 registration statement. Please confirm you will discontinue the use of this method for periods subsequent to the filing of its Form S-1 registration statement. Net Income (Loss) Per Share, page F-10
41. Revise to disclose the number of shares issuable upon conversion of the Series A preferred shares and the convertible notes during 2003 and the three months ended March 31, 2005 that were not included in the computation of your diluted earnings per share for these periods because their impact was anti-dilutive. Also, please provide the disclosure require by paragraph 40(c) of SFAS 128 for the quarterly periods ended March 31, 2004 and 2005.

Note 3. Discontinued Operations - Sale of Restaurant Locations,
page
F-11
42. We note from your disclosure that in March 2003 you
repurchased
the assets of Saki`s Pacific Rim Cafe from a limited liability company controlled by one of your stockholders and a relative of your then principal stockholder and officer and accounted for this transaction as a business acquisition (i.e. recording the acquired assets at fair market value). In September 2003 you then resold the assets of Saki`s Pacific Rim Cafe to an entity owned by a
stockholder
and former employee of yours. Additionally, on February 25, 2002 you
sold all the assets relating directly to the ownership and
operation
of another restaurant location operating under the name of Sushi
On
Shea located in Scottsdale, Arizona to a limited liability company controlled by one of your stockholders. It appears that you accounted for these two restaurant sale transactions as the sale of
long-lived assets and recognized the respective gain or loss.   In
this regard, please explain in detail why the above transactions were not treated as a transaction between entities under common control.
As part of your response, please tell us the ownership in Kona Grill held by the stockholders that were parties to these transactions. Refer to the guidance in paragraphs D11 and D12 of SFAS No.141 and SAB Topic 5:G. We may have further comment upon receipt of your response.
43. Reference is made to paragraph five (5) of your note, where your state that the fair value of the shares surrendered to you at February 25, 2002 was estimated at $681,000 or $1.50 per share.
In
this regard, please explain to us what factors, methods and estimates were used by you to determine the fair value of these shares. As part of your response, please explain why these shares were valued at a higher price per share than the shares issued during 2003 which were valued at $1.20 per share.
44. Please revise your note to include the disclosures required by paragraph 47(c) of SFAS No. 144 as it relates to the disposal of the
Sushi On Shea restaurant.




Note 4. Receivables, page F-13
45. We note from your disclosure on page F-10 under the caption "Concentration of Credit Risk" that you are subject to a concentration of credit risk with respect to amounts receivable from landlords for tenant improvement allowances.  In this regard, please
disclose either on the face of the balance sheet or in a note thereto, the allowance for doubtful accounts as of each balance sheet date presented or tell us why an allowance has not been
established.
Also, provide Schedule II with respect to this allowance for each period presented in your consolidated statements of operations. Refer
to the requirements of Rule 5-04 of Regulation   S-X.

Note 8. Convertible Subordinated Promissory Note, page F-15
46. We note from your disclosure that in connection with the issuance of the warrant and beneficial conversion feature, you recorded a discount to the convertible promissory note and a corresponding increase in stockholders` equity of $400,000. Please tell us and revise Note 8 to explain how you calculated or determined both the fair value of the warrant and the amount attributable to the beneficial conversion feature.

Note 10. Stockholders` Equity
Preferred Stock, page F-17
47. We note from the disclosure in Note 10 that the Series A and B convertible preferred stock carry a liquidation preference of $2.40 per share. Please revise your balance sheets to disclose the aggregate liquidation value associated with your outstanding Series A convertible preferred shares. Refer to the requirements of Rule 4-08(d) of Regulation S-X.
48. Please tell us whether the Series A convertible preferred shares provided for a beneficial conversion feature at the time they were issued under EITF 98-5, and explain to us and disclose in your financial statements your accounting treatment with respect to any beneficial conversion feature.

Stock Options, page F-19
49. Please revise your note to include the weighted-average
exercise
prices for options that are exercisable for each year for which a statement of operations is provided. See paragraph 47 of SFAS No.
123
for guidance.



Note 13. Related Party Transactions
50. We note from the disclosure on page 13 that your chairman and investors affiliated with your chairman will continue to own a significant number of your common shares following completion of the offering and will be able to significantly influence your operations following completion of the offering. Please revise the notes to your financial statements to disclose this matter. Refer to the requirements of paragraph 2 of SFAS No.57.

Note 14. Subsequent Events
51. We note the disclosure indicating that in March 2005, you accelerated the vesting of all outstanding unvested employee stock options. Please tell us and clarify in Note 14 how you calculated or determined the maximum amount of compensation expense that may be recognized in connection with the accelerated vesting of these options of $191,000. As part of your response and your revised disclosure, you should also explain how your planned expense recognition with respect to the accelerated vesting of the options complies with the guidance outlined in paragraph 36 of FIN No.44.

Other
52. We note from the disclosure included in Item 15 that you granted
300,000 options with an exercise price of $1.20 per common share to
Mr. Jundt for prior service, for providing capital to you and for his service as chairman of the board. For these and any other options issued subsequent to December 31, 2004, please tell us and revise Management`s Discussion and Analysis to disclose the amount of compensation expense that you have recognized or plan to recognize in connection with the options grants. Your response and your revised disclosure should also explain how the amount of expense to be recognized was calculated or determined. If no expense will be recognized, please explain why. Additionally, please revise to include the disclosures outlined in the AICPA`s Audit and Accounting
Practice Aid "Valuation of Privately-Held-Company Equity
Securities
Issued as Compensation" with respect to your option grants and their related valuation in Management`s Discussion and Analysis.

Recent Sales of Unregistered Securities, page II-2
53. Please be advised that a private offering under Section 4(2) of the Securities Act requires that all offerees and purchasers must meet a sophistication and access to information test so as not to need the protection of registration. For each transaction listed, please clearly disclose the circumstances that allow the exemption under Section 4(2).
Exhibits, page II-3
54. Please file all required exhibits, such as the draft underwriting agreement and the legal opinion, in a timely manner so that we may have adequate time to review them before you request effectiveness of your registration statement.


* * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Jeffrey Jaramillo, Staff Accountant, at (202) 551-3212 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-
3813
if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson, Attorney-
Advisor, at (202) 551-3335 or Ellie Quarles, Special Counsel, at
(202) 551-3238 with any other questions you may have.

						Sincerely,



						Max Webb
						Assistant Director



cc:	Quinn Williams, Esq.
	Greenberg Traurig, LLP
	Fax: (602) 445-8647










































??

??

??

??

Mark S. Robinow
Kona Grill, Inc.
June 30, 2005
Page 1